GROUPE
CLARINS

06013105

82-2960

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 03 2006
WASH., D.C.
152

PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

RE : Clarins File N° 82-02960

April 20, 2006

SUPPL

Dear Sirs,

Enclosed is a copy of **Clarins Group 2006 first quarter net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

dlw 5/4

GROUPE CLARINS

20 April, 2006

CONSOLIDATED NET SALES
2006 FIRST QUARTER: AN EXCELLENT START

In € million **Net sales**	**2006 first quarter**	**2005 first quarter**	**Average exchange rates**	**Constant exchange rates**
Beauty Perfumes	156.8 81.5	141.9 83.2	+ 10.5% - 2.2%	+ 7.3% - 6.0%
Total Cosmetics	**238.3**	**225.1**	**+ 5.8%**	**+ 2.4%**
Net sales on a comparable basis [1]				
Beauty Perfumes	156.8 74.2	141.9 64.2	+ 10.5% + 15.6%	+ 7.3% + 11.6%
Total Cosmetics	**231.0**	**206.1**	**+ 12.1%**	**+ 8.6%**

[1] Excluding perfume distribution activity in the USA

During the first quarter, Clarins Group recorded a very satisfactory activity, in line with its targets.

Set as a strategic priority for 2006 and after a year of investments on perfumes, the Beauty Division is accelerating its growth thanks to a strong marketing plan. The launches of *Total Eye Concentrate* and *Day Cream SPF 20* for the Super Restorative line, *Smoothing Body Scrub for a New Skin* and *Skin Renew Whitening Program* for the White Plus range were welcomed and boosted skin care sales. Make-up benefited from the progress of the foundation segment with the launches of two products *Express Compact Foundation* and *Instant Smooth Perfecting Touch.*

The end of Procter & Gamble contract in the USA weighed on the Perfumes Division net sales which went down 2.2%.
On a comparable basis, the net sales of Perfumes went up 15.6% (11.6% at constant exchange rates). This strong growth justified the advertising and promotions expenses of 2005 and must be credited to Thierry Mugler and Azzaro brands.

Considering this excellent first quarter, the Group is confirming for the full year its target of +6% on a like-for-like basis. This growth will be even more important with the addition of the new perfume brands distributed in the USA.

Investor Relations Department - www.clarins-finance.com
Tel. : +33 1 46 41 41 25 - Fax : +33 1 45 00 35 88 – E-mail : finance@clarins.net

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